March 10, 2016

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Division of Corporation Finance
Attention:	Matthew Crispino Attorney Advisor

Re:	Affinion Group Holdings, Inc. Registration Statement on Form 10 File No. 000-55577 Filed January 29, 2016

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group Holdings, Inc. (the “Company” or “Affinion Holdings”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 25, 2016, with respect to the Registration Statement referenced above (the “Registration Statement”). Separately today, the Company has filed publicly with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”). Although the Amendment filed today via EDGAR was a clean unmarked version, we have arranged for courtesy copies of the Amendment to be delivered to the Staff, with such courtesy copies marked to indicate changes from the Registration Statement. In addition to responding to the Staff’s comments, the Amendment has been updated to, among other things, reflect the Company’s audited financial statements for the year ended December 31, 2015 and related information.

Please note that, in preparing the Company’s Annual Report on Form 10-K filed by the Company with the Commission on March 10, 2016 (File No. 000-55577) and Affinion Group, Inc.’s (“Affinion Group”) Annual Report on Form 10-K filed by Affinion Group with the Commission on March 10, 2016 (File No. 333-133895) (collectively, the “Annual Reports”), the Company and Affinion Group carefully considered the Staff’s comments to the Registration Statement. To the extent that any of the Staff’s comments to the Registration Statement were applicable to the Annual Reports, the revisions in the Amendment were also reflected in the Annual Reports.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The Company has reviewed this letter and authorizes us to make the representations contained herein to you on its behalf.

One Bryant Park | New York, New York 10036-6745 | 212.872.1000 | fax: 212.872.1002 | akingump.com

Securities and Exchange Commission

March 10, 2016

General

1.	Your registration statement on Form 10 will be effective automatically 60 days after the filing date of your initial registration statement, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. After 60 days you will be subject to the periodic reporting requirements of Section 13(a) of the Exchange Act, the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

The Company notes the Staff’s comment and confirms its understanding that the Registration Statement will be effective automatically 60 days after the original filing date of January 29, 2016, unless the Company requests acceleration for an earlier effective date or withdraws its filing. The Company also confirms its understanding that, after 60 days, it will be subject to the periodic reporting requirements of Section 13(a) of the Exchange Act, the proxy rules under Section 14(a) of the Exchange Act, the tender offer rules, and investor reporting requirements under Sections 13(d) and 16(a) of the Exchange Act.

Business, page 1

2.	On page 2, you describe your business model as being “characterized by substantial recurring revenues, strong operating margins and significant cash flows.” Please provide the basis for this statement. We note, for example, that you do not provide a comparative discussion of operating margins, generated negative operating cash flows for the three months ended September 30, 2015 and inconsistent operating cash flows from 2012 through 2014, and you do not provide key metrics related to recurring revenue in your supplemental data that you provide on page 52.

The Company has revised the disclosure on page 2 of the Amendment in response to this comment by replacing the phrase “characterized by substantial recurring revenues, strong operating margins and significant cash flows” with the phrase “characterized by substantial recurring revenues, strong segment EBITDA margins and significant operating cash flows before interest payments.” The Company believes that no additional disclosure is required because the segment EBITDA margins for 2013, 2014 and 2015 are easily derivable from the Net Revenues and Segment EBITDA tables in Note 18 to the audited consolidated financial statements on pages F-42 to F-43 of the Amendment, and the cash flows provided by operating activities before interest expense is easily derivable from the statement of cash flows on pages F-6 of the Amendment.

Securities and Exchange Commission

March 10, 2016

3.	You indicate that revenue from your existing customer base has “historically generated approximately 80% of [y]our next twelve months net revenue.” Please clarify the periods this statistic covers and describe how it is measured.

The Company has revised the disclosure on page 2 of the Amendment in response to this comment.

Industry Overview, page 8

4.	Please supplementally provide us the 2013 Colloquy Loyalty Consensus Report described on page 8 to support the cited industry statistics. In your response, please cross-reference each statistic to the relevant page in the report.

In response to the Staff’s comment, the 2013 Colloquy Loyalty Consensus Report is being furnished to the Staff today under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and Rule 83 under the Freedom of Information Act and is not being filed electronically as part of this letter. In the supplemental letter, we have cross-referenced each statistic to the relevant page in the report.

Third Party Vendors, page 17

5.	On pages 32 and 131, you indicate that you may be subject to indemnification payments for claims from your marketing partners for their losses related to customer refunds, fines, and legal costs. Please clarify whether you have any agreements with your third-party vendors indemnifying you should you receive claims from your marketing partners or end-customers related to products or services provided by your vendors.

The Staff is supplementally advised that the indemnification provisions in the Company’s vendor agreements vary to some extent depending on the nature of the relationship, but in almost every case, its vendors are required to indemnify the Company in the event the Company incurs damages as a result of such vendor’s contractual breaches. With respect to the matters described on pages 32 and 123 of the Amendment, the Company does not believe any potential indemnification obligations that it may be subject to with respect to its marketing partners or end customers, including losses related to customer refunds, fines and legal costs, would have resulted from its vendors’ failure to comply with the terms of their agreements with the Company. As such, the Company does not anticipate bringing indemnity claims against its vendors in connection with the OCC, CFPB or other matters described on pages 32 and 123 of the Amendment. Accordingly, the Company believes that it may potentially confuse investors if it discloses that third-party vendors are generally required to indemnify the Company as a result of their contractual breaches since this indemnity is not expected to be available to reimburse the Company with respect to the matters described on pages 32 and 123. In addition, the Company does not expect that any indemnification provided by third-party vendors with respect to any other matters would be material based on its historical experience with such claims.

Securities and Exchange Commission

March 10, 2016

6.	Please clarify which of your significant programs, products or services you provide in-house or through an affiliate versus using a third-party vendor. Also, please clarify whether there are any significant differences in margins between offerings provided by third-party vendors or your own offerings.

The Company has revised the disclosure on page 17 of the Amendment in response to this comment to clarify that it partners with a large number of third-party vendors to provide fulfillment of at least 75% of its programs and services. The Staff is supplementally advised that although the Company provides some benefits and associated functions in-house and through its affiliates (i.e., customer service and customer care via its call centers), at least 75% of the benefits that comprise its programs, products and services are provided by third-party vendors. Accordingly, the Company believes third party solutions are the most efficient way to deliver the services and has not undertaken an analysis to determine whether providing programs consisting solely of internally sourced benefits would result in significantly different margins as compared to its current offerings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Overview, page 44

7.	We note that in 2016 you will operate four new operating segments, including the Legacy Membership and Package segment. According to your discussion on page 46, this segment will contain global membership programs that you will no longer actively market and expect cash flows and revenues to decline over time due to attrition. Please quantify the size of this segment and provide a more detailed description of the programs that would be included in this new segment.

The Company has revised the disclosure on page 46 of the Amendment in response to this comment by expanding its disclosure around the Legacy Membership and Package segment. The Staff is supplementally advised that the Legacy Membership and Package business includes members obtained through specific marketing partners and/or channels which have been terminated where the Company continues to provide services to these members under the existing programs. The same types of programs that are included in the Legacy Membership and Package business will continue to be offered and reflected in the Global Customer Engagement business, with the only distinguishing factor being whether the program continues to be actively marketed by the Company. Accordingly, the Company believes that a more detailed description of the programs that would be included in the Legacy Membership and Package segment is not material to investors.

Securities and Exchange Commission

March 10, 2016

2015 Exchange Offers, Rights Offering and Reclassification, page 50

8.	Prior to the 2015 Exchange Offer, Rights Offering and Reclassification, Affinion Holding Group LLC (“Parent LLC”), your former parent and an affiliate of Apollo, and General Atlantic owned 91% of your shares of common stock. Please revise to clarify how many Class A Common Stock shares were reclassified into Class C and Class Common Stock. Further, please disclose how many shares of Class C and Class D Common Stock were issued to Parent LLC and General Atlantic and what percentage of your total outstanding shares of common stock these shares represent.

The Company has revised the disclosure on page 51 of the Amendment in response to this comment.

Results of Operation, page 52

9.	On pages 55, 56, and 60, you explain that Membership Products net revenues primarily decreased due to the challenges and/or attrition in your large financial institution marketing partners. Please provide more quantitative or qualitative details to explain these changes. We note, for example, that your revenues are concentrated with your top 10 marketing partners. If the decline is related to the loss of a specific marketing partner that terminated a contract, for example, you should describe the termination and quantify the decline in revenue related to that marketing partner.

The Company has revised the disclosure on pages 55 and 59 of the Amendment in response to this comment to provide more qualitative details to explain the changes. The Staff is supplementally advised that the decline is not related to the loss of any specific marketing partner that terminated a contract, and is instead related to the cessation of new marketing campaigns with those partners, as reflected in the revised disclosure. In addition, several of the top 10 marketing partners have business relationships with more than one segment and the loss of a specific marketing partner in one segment would not necessarily impact the business relationship in another segment.

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources, page 69

10.

Please revise to explain in greater detail why you believe based on your current operations and anticipated growth, coupled with your flexibility in the amount and timing of marketing expenditures, your cash on hand, cash flows from operating activities and borrowing availability under Affinion’s revolving credit facility will be sufficient to meet your liquidity needs for the next twelve months and in the foreseeable future, including quarterly amortization payments on Affinion’s first lien term loan facility under Affinion’s

Securities and Exchange Commission

March 10, 2016

$1.3 billion amended and restated senior secured credit facility. An enhanced discussion of why you believe you have sufficient capital resources to meet your liquidity needs in both the short-term and long-term appears necessary considering your negative working capital position, current and long-term debt obligations, current available borrowing capacity under the revolving credit facility and the uncertainties related to your operating cash flows. We refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

The Company has revised the disclosure on page 62 of the Amendment in response to this comment.

11.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flow. Also, tell us how you considered disclosing the day’s sales outstanding (“DSO”) for accounts receivable at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

The Company has revised the disclosure on page 63 of the Amendment in response to this comment by expanding its disclosure to provide a better understanding of the primary drivers and other material factors concerning the changes in operating cash flows. The Staff is supplementally advised that changes in the Company’s accounts receivable are normally not significant and are not a primary driver of operating cash flow. Accordingly, after consideration, the Company determined that no disclosure of the DSO for accounts receivable is required in its discussion of material changes to its working capital line items.

12.	We note from your disclosures that the term loan facility also requires mandatory prepayments of the outstanding term loans based on excess cash flow, if any, and the proceeds from certain specified transactions. Please revise your disclosures to discuss the terms and conditions associated with the mandatory prepayments based on excess cash flow and the certain specified transactions. In addition, consider revising your liquidity disclosure to discuss the impact of these features on your cash flows.

The Company has revised the disclosure on page 62 of the Amendment in response to this comment to provide further information regarding the mandatory prepayments required by the term loan facility based on excess cash flow and certain specified transactions.

Securities and Exchange Commission

March 10, 2016

Security Ownership of Certain Beneficial Owners and Management, page 86

13.	Please clarify whether Third Avenue, Allianz, Empyrean, PennantPark, and Ares have received consents or made the required filings with state regulators to vote in excess of 9.99% of the issued common stock that they each beneficial own.

The Company has revised the disclosure on page 80 of the Amendment in response to this comment.

14.	Please advise us why you disclose in note (d) to the beneficial ownership table that PennantPark Investment Advisers, LLC and Messrs. Penn, Briones, Giannetti III and Williams Jr. disclaim beneficial ownership with respect to the common stock owned of record by the PennantPark Entities except to extent of their pecuniary interest. In this regard, it is unclear how pecuniary interest is relevant to the determination of beneficial ownership under Rule 13d-3 or why you provide a disclaimer on behalf of an investor. Otherwise, please remove this disclaimer.

The Company has revised the disclosure on page 80 of the Amendment in response to this comment to remove the disclaimer. In addition, the disclosure on page 79 of the Amendment was amended to clarify that beneficial ownership is being determined under Rule 13d-3 of the Exchange Act to avoid any confusion that beneficial ownership was being determined for both Section 13 and Section 16 purposes.

Board Composition, page 92

15.	Please revise to identify any independent directors and to explain how you define independence. Please refer to Item 407(a) of Regulation S-K.

The Company has revised the disclosure on pages 85, 86 and 119 of the Amendment in response to this comment.

Executive Compensation

Performance-Based Incentive Compensation, page 95

16.	Please disclose the specific Adjusted EBITDA and Adjusted Cash Flow goals used to assess the annual incentive-based compensation to be awarded to your named executive officers for the 2015 Performance Incentive Plan Award. Please refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. If you are relying on Instruction 4 to Item 402(b), please provide us an analysis why you believe disclosure of such targets would cause you substantial competitive harm.

Securities and Exchange Commission

March 10, 2016

The Company has revised the disclosure on page 89 of the Amendment in response to this comment to include the Adjusted EBITDA performance goal and the adjusted free cash flow metric established by the Compensation Committee to assess the annual incentive-based compensation of our named executive officers for the 2015 Performance Incentive Plan Award.

2015 Retention Award Program, page 97

17.	Please describe the criteria used by your compensation committee to determine the amount of cash bonuses and restricted stock units under the 2015 Retention Award Program for each named executive officer, as described on pages 96-97 and 106.

The Company has revised the disclosure on page 90 of the Amendment in response to this comment.

Compensation Committee Interlocks and Insider Participation, page 115

18.	Please update your disclosure on page 115 to provide the information required by Item 407(e)(4) of Regulation S-K for your compensation committee for the fiscal year ended 2015.

The Company has revised the disclosure on page 107 of the Amendment in response to this comment.

Recent Sales of Unregistered Securities, page 134

19.	Please revise to include the shares of Affinion Holdings’ Class C and Class D common stock that was issued after conversion of Affinion’s Class A Common Stock. Refer to Item 701 of Regulation S-K.

The Company has revised the disclosure on page 127 of the Amendment in response to this comment.

Description of Registrant’s Securities To Be Registered

Shareholders Agreement, page 142

20.	On page 144, you indicate that the Shareholder Agreement will terminate upon the occurrence of a “qualified initial public offering.” Please revise to define this term.

The Company has revised the disclosure on page 136 of the Amendment in response to this comment.

Securities and Exchange Commission

March 10, 2016

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

21.	We note from your disclosures on page 137 that as of the date of this Registration Statement, Affinion Holdings has outstanding (i) 9,093,330 shares of Common Stock, (ii) 490,083 shares of Class C Common Stock and (iii) 515,877 shares of Class D Common Stock. Please tell us whether you plan to provide separate financial statement captions for each class of common stock issued and outstanding on the face of your consolidated balance sheets. We refer you to Rule 5-02.29 of Regulation S-X.

The Company has revised the disclosure on page F-3 of the Amendment in response to this comment to provide separate financial statement captions for each class of common stock issued and outstanding on the face of the consolidated balance sheets.

Consolidated Statements of Comprehensive Income, page F-4

22.	We note from your disclosures beginning on page 137 the disparate voting and dividend rights for the different classes of newly issued Common Stock. Please tell us whether you plan to disclose earnings per share data for each class of Common Stock on the face of your income statements. If the amounts are the same for each class of Common Stock, clearly state so on the face of the income statements. We refer you to ASC 260-10-15-2 and ASC 260-10-50.

The Company has revised the disclosure on page F-4 of the Amendment in response to this comment to disclose earnings per share data for each class of common stock that participates in the earnings (loss) of the Company on the face of the income statements. In addition, the Company refers the Staff to Note 11 to the audited consolidated financial statements on pages F-25 to F-27 of the Amendment for additional information relating to the earnings per share presentation.

Note 9. Long-Term Debt, page F-20

23.	Please tell us the fair value of your newly issued Common Stock, Class C Common Stock and Class D Common Stock on November 9, 2015, the date you completed the 2015 Exchange Offers, Rights Offering and Reclassification. In addition, please explain how you accounted for the Exchange Offer, Rights Offering and the reclassification. Cite the accounting literature that supports your accounting. In addition, indicate how you determined the conversion price in the following: (i) the conversion price for the 2013 senior notes that were exchanged for 1,769,104 shares of New Common Stock and (ii) the conversion price for the Investments senior subordinated notes that were exchanged for 5,236,517 shares of New Common Stock and (iii) the price for the 2,483,333 shares of New Common Stock issued in connection with the International Notes.

Securities and Exchange Commission

March 10, 2016

The Staff is supplementally provided with the following information relating to the 2015 Exchange Offers, 2015 Rights Offering and Reclassification. The Company engaged an independent valuation company to assist in the determination of the fair value per share of each class of the Company’s common stock immediately after consummation of the 2015 Exchange Offers, 2015 Rights Offering and Reclassification. Based on the independent valuation, the Company determined that the fair value of one share of Common Stock, one share of Class C Common Stock and one share of Class D Common Stock on November 9, 2015 was $13.97, $2.52 and $1.77, respectively.

In determining the appropriate accounting treatment for the 2015 Exchange Offers, 2015 Rights Offering and Reclassification, the Company considered whether the 2015 Exchange Offers, 2015 Rights Offering and Reclassification should be accounted for as separate transactions or represented a single transaction with multiple elements, and concluded that it represented a single transaction based on, among other factors, the interrelationships of the 2015 Exchange Offers, the limited eligibility for participation in the 2015 Rights Offering and the fact that consummation of the 2015 Exchange Offers and 2015 Rights Offering were pre-conditions to consummation of the Reclassification.

The Company considered the guidance in FASB ASC 470-60, Troubled Debt Restructuring by Debtors, to determine whether the extinguishment or modification represented a troubled debt restructuring. The Company evaluated whether the two debtors, the Company and Affinion Investments, LLC (“Affinion Investments”), were experiencing financial difficulty and whether, for economic or legal reasons, creditors granted a concession to the Company and Affinion Investments that they would not otherwise consider, looking to the additional guidance provided in paragraphs 470-60-55-7 through 470-60-55-14.

The Company noted that its debtholders who exchanged debt for equity but did not participate in the 2015 Rights Offering received shares of Common Stock valued at approximately $100, based on a Common Stock value of $13.97 per share of Common Stock as of November 9, 2015, and Affinion Investments’ debtholders who exchanged debt for equity but did not participate in the 2015 Rights Offering received shares of Common Stock valued at approximately $217. For the debtholders who participated in the 2015 Exchange Offers and 2015 Rights Offering, the Company determined each individual debtholder’s effective borrowing rate on their continuing debt holdings post-restructuring and compared it to the effective borrowing rate on their debt holdings immediately prior to the debt restructuring. For each lender, the effective interest rate on the post-restructuring portfolio of debt was less than the effective interest rate on their debt holdings immediately prior to the debt restructuring and therefore each lender was determined to

Securities and Exchange Commission

March 10, 2016

have granted a concession. Accordingly, the Company concluded that the 2015 Exchange Offers, 2015 Rights Offering and Reclassification represented a troubled debt restructuring with respect to each lender and therefore the troubled debt restructuring accounting guidance in ASC 470-60 should be applied.

In connection with the 2015 Exchange Offers and 2015 Rights Offering, the Company recognized a gain of $318.9 million, which represented:

(a)	the write-off of aggregate principal amount of debt of approximately $584.8 million (Affinion Holdings’ debt of approximately $247.4 million and Affinion Investments’ debt of approximately $337.4 million),

(b)	the write-off of accrued interest of approximately $16.0 million (Affinion Holdings – approximately $5.4 million; and Affinion Investments – approximately $10.6 million), and

(c)	recognition of cash of $110.0 million received in connection with the 2015 Rights Offering.

These write-offs were partially offset by:

(a)	the write-off of debt discount associated with the extinguished debt and continuing debt of approximately $18.6 million (Affinion Holdings – approximately $12.5 million; Affinion Investments – approximately $5.4 million; and continuing debt – approximately $0.7 million),

(b)	the write-off of deferred financing costs associated with the extinguished debt and continuing debt of approximately $6.8 million (Affinion Holdings – approximately $2.2 million; Affinion Investments – approximately $1.1 million; and continuing debt – approximately $3.5 million),

(c)	recognition of professional fees incurred of approximately $14.6 million,

(d)	recognition of the fair value of equity issued in the 2015 Exchange Offers and 2015 Rights Offering of approximately $133.5 million (Affinion Holdings – approximately $24.7 million; Affinion Investments – approximately $73.2 million; shares issued in the 2015 Rights Offering – approximately $34.7 million; and shares issued for professional fees – approximately $0.9 million),

(e)	recognition of aggregate principal amount of International Notes of $110.0 million, and

(f)

recognition of an adjustment to the carrying value of the Company’s continuing debt owned by participants in the 2015 Exchange Offers, 2015 Rights Offering and Reclassification to their undiscounted cash flow. The carrying value adjustment was approximately $108.4 million (first-lien term loans – approximately $21.0 million; second-lien term loans – approximately $3.4 million; Affinion 2010 senior notes – approximately $60.2 million; and International Notes – approximately $23.8 million).

Securities and Exchange Commission

March 10, 2016

This amount represents the interest to be paid in cash through maturity on the continuing debt instruments held by those who participated in the exchange but were not subject to the exchange itself. This amount increases the carrying value of the Company’s recorded long-term debt of December 31, 2015. Such amount will be reduced in future years as scheduled interest is paid on those remaining instruments.

Note 17. Segment Information, page F-40

24.	We note that a significant portion of your revenues are included in “other” geographic revenues. To the extent material, revenues by foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41.

The guidance in ASC 280-10-50-41 requires disclosure of revenues from external customers attributable to an individual foreign country only if such revenues are material. The Staff is supplementally advised that the United States represents 71.0%, 70.8% and 74.8% of the Company’s consolidated net revenues for the years ended December 31, 2015, 2014 and 2013, respectively, and the United Kingdom represents 12.9%, 12.2% and 11.2% of the Company’s consolidated net revenues for the years ended December 31, 2015, 2014 and 2013, respectively, and that the next largest foreign country represents 6.0%, 5.7% and 4.9% of the Company’s consolidated net revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Accordingly, the Company believes that disclosure of revenues attributable to additional individual foreign countries is not material and therefore no additional disclosure is required.

Note 18. Selected Quarterly Data, page F-43

25.	Please revise your disclosures to include earnings per share information for each period presented. We refer you to Item 302 of Regulation S-K.

The Company has revised the disclosure on page F-45 of the Amendment in response to this comment to include earnings per share information for each period presented.

In connection with the Company’s response to the Staff’s comments, the Company is by separate letter acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

March 10, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to contact the undersigned at (212) 872-8115 or Patricia Groot at (212) 872-1024 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission Morgan Youngwood Stephen Krikorian Edwin Kim Affinion Group Holdings, Inc. Todd H. Siegel Brian J. Fisher